

Mail Stop 4561

September 21, 2017

Alejandro Scannapieco
Chief Financial Officer
Globant S.A.
37A, Avenue J.F. Kennedy
L-1855, Luxembourg

> **Re: Globant S.A.**
> **Form 20-F for the fiscal year ended December 31, 2016**
> **Filed April 7, 2017**
> **Form 6-K dated August 17, 2017**
> **File No. 001-36535**

Dear Mr. Scannapieco:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 6-K dated August 17, 2017

Exhibit 99.1

1.   We note under 2017 Third Quarter and Full Year Outlook, you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Item 100(a) of Regulation G and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Alejandro Scannapieco
Globant S.A.
September 21, 2017
Page 2

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services